Exhibit 1.01

CLEARFIELD, INC.

Conflict Minerals Report

For the reporting period from January 1, 2024 to December 31, 2024

This Conflict Minerals Report of Clearfield, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities and Exchange Act of 1934, as amended, for the reporting period from January 1, 2024 to December 31, 2024.

The Rule requires SEC registrants whose products contain tin, tantalum, tungsten or gold (collectively, “Conflict Minerals”) that are necessary to the functionality or production of those products to disclose annually whether any of the Conflict Minerals in such products originated in the Democratic Republic of the Congo or one of its adjoining countries (collectively, the “Covered Countries”). If the registrant knows that the Conflict Minerals necessary to its products originated in the Covered Countries, or has reason to believe the Conflict Minerals may have originated in the Covered Countries and did not or may not have come from scrap or recycled sources, the registrant must exercise due diligence on the source and chain of custody of the Conflict Minerals and prepare and file a report that includes a description of those due diligence measures.

Clearfield’s Products

In accordance with the Rule, the Company reviewed its products and determined that Conflict Minerals may be necessary to the functionality or production of the following products the Company manufactured or contracted to manufacture in the reporting period of January 1, 2024 to December 31, 2024: (1) cable assemblies made with metal compounds that may contain tin and gold; and (2) cabinets and panels comprised of sheet metal that may contain tin. These cable assemblies, cabinets and panels are referred to in this report as “Covered Products.” The Company’s fiber connectivity products contain a wide variety of materials that do not contain Conflict Minerals.

Description of Reasonable Country of Origin Inquiry

In accordance with the Rule, the Company undertook a reasonable country of origin inquiry (the “2024 RCOI”) to determine whether the Conflict Minerals necessary to the functionality or production of the Covered Products were sourced from the Covered Countries or are from recycled or scrap sources.

The Company’s 2024 RCOI was based upon the due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, and the related supplements on Conflict Minerals.

The 2024 RCOI included the following steps:

•	The Company first identified all its active first-tier suppliers that may supply products to the Company (components, subassemblies, and materials) containing Conflict Minerals. For this purpose, the Company identified those first-tier suppliers that offered products that may contain Conflict Minerals for sale generally, whether or not the Company actually purchased those products in 2024.

Exhibit 1.01

•	The Company next conducted a survey of these suppliers using the Conflict Minerals Reporting Template (“CMRT”) (version 6.5) developed by the Responsible Minerals Initiative (“RMI”).

•	From responsive suppliers that indicated the products they supply to the Company contain Conflict Minerals that originated in the Covered Countries, the Company independently compared the list of smelters and refiners collected from such suppliers to the lists of smelters and refiners maintained by the RMI to determine the RMI Responsible Minerals Assurance Process (“RMAP”) assessment status of such smelters and refiners.

•	For non-responsive suppliers, the Company reviewed publicly available information and information generated in the course of the supply relationship to determine if there exists any indication that the products such suppliers provided to the Company contain Conflict Minerals that originated or may have originated in the Covered Countries.

Results of Reasonable Country of Origin Inquiry

The 2024 RCOI results are as follows:

•	As to the suppliers that submitted CMRTs that were complete and responsive: (A) 20 suppliers constituting 18.2% of the dollar volume of all purchases of products that may contain Conflict Minerals in 2024 indicated that none of the products included in the Covered Products contained Conflict Minerals; (B) 8 suppliers constituting 55.9% of the dollar volume of all purchases of products that may contain Conflict Minerals in 2024 indicated that the products included in the Covered Products contained Conflict Minerals originating in the Covered Countries, but that the smelters and refiners of those Conflict Minerals were deemed conformant with the RMAP assessment protocols, however, in reviewing the list of smelters and refiners identified by these suppliers, the Company determined certain of these smelters and refiners do not appear on the lists of conformant or active smelters and refiners maintained by the RMI; (C) 6 suppliers constituting 3.0% of the dollar volume of all purchases of products that may contain Conflict Minerals in 2024 indicated that the products included in the Covered Products contained Conflict Minerals, but the suppliers were unable to state the country of origin of the Conflict Minerals in the products; (D) none of the suppliers of products that may contain Conflict Minerals in 2024 indicated that the products included in the Covered Products contained Conflict Minerals originating in Covered Countries from smelters and refiners that were not conformant with the RMAP assessment protocols; and (E) none of the suppliers of products that may contain Conflict Minerals in 2024 indicated the products included in the Covered Products contained Conflict Minerals from recycled or scrap sources.

Exhibit 1.01

•	As to the suppliers that did not submit complete and responsive CMRTs, the Company did not identify any indicators that the Conflict Minerals in the products supplied to the Company originated or may have originated in the Covered Countries.